October 24, 2018

Jeffrey L. Taylor
Senior Vice President and Chief Financial Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, Indiana 47905

       Re: Wabash National Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           Form 10-Q for Fiscal Quarter Ended June 30, 2018
           Filed August 8, 2018
           File No. 001-10883

Dear Mr. Taylor:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure